UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-34677

SCORPIO TANKERS INC.
(Translation of registrant’s name into English)

99, Boulevard du Jardin Exotique, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 30, 2024, Scorpio Tankers Inc. (the “Company”) held its 2024 annual meeting of shareholders (the “Meeting”). At the Meeting, the shareholders of the Company:

1.Elected Robert Bugbee and Berit Henriksen to serve as Class II Directors of the Company until the Company’s 2027 annual meeting of shareholders and until their successors are elected and qualified or until their earlier resignation or removal; and

2.Ratified the appointment of PricewaterhouseCoopers Audit as the Company’s independent auditors for the fiscal year ending December 31, 2024.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statements on Form F-3 (Registration No. 333-264084) and Form S-8 (Registration No. 333-277147) that were filed with the U.S. Securities and Exchange Commission with an effective date of April 1, 2022 and February 16, 2024, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC.
(registrant)
Dated: May 31, 2024
	By:	/s/ Christopher Avella
Christopher Avella
Chief Financial Officer